

August 3, 2012

<u>Via e-mail:</u>
Mr. Luis Pacheco de Melo
Chief Financial Officer
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40, 1069-300
Lisboa, Portugal

    Re: Portugal Telecom, SGPS, S.A.
              Form 20-F for the fiscal year ended December 31, 2011
              Filed April 30, 2012
              File No. 1-13758

Dear Mr. Pacheco de Melo:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2011

Item 3. Key Information

Risk Factors, page 85

1.   As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccessList.aspx). As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.

Note 34. Investments in Group Companies, page F-106

2.   We refer to your investment in Unitel. It appears that your investment in Unitel may be significant as defined by Rule 1-02(w) of Regulation S-X for some or all of the periods presented. Please tell us how you considered the provisions of Rule 3-09 of Regulation S-X in your determination not to include separate audited financial statements of Unitel. In your response, please provide us with your calculations.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

        Sincerely,

        /s/ Terry French for

        Larry Spirgel
        Assistant Director

cc: John C. Ericson, Simpson Thacher & Bartlett LLP